WASHINGTON DC 20549

AMENDMENT NO. 1 TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
ONE AMERICAN CORP.
(Name of the Issuer)

ONE AMERICAN CORP.
and
ONE AMERICAN MERGER CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, $2.50 PAR VALUE
(Title of Class of Securities)

30267410
(CUSIP Number of Class of Securities)
Frank J. Bourgeois
President and Chief Executive Officer
One American Corp.
2785 Louisiana Highway 20 West
Vacherie, Louisiana 70090
(225) 265-5002

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Mr. J. Frank McCreary
Gerrish & McCreary, P.C.
Nashville Office
5214 Maryland Way, Suite 406
Brentwood, TN 37027
(615) 251-0900

This statement is filed in connection with (check the appropriate box):
a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e- 3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE

Transaction Valuation (*)          Amount of Filing Fee
------------------------------          --------------------------
     $10,216,932                                  $941.00

(*) Based upon maximum proposed number of shares to be cashed out in the merger of 300,498 shares at $34.00 per share.

[x]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$941.00
	Form or Registration No.:	Schedule 14A
	Filing Party:	One American Corp.
	Date Filed:	August 23, 2002

INTRODUCTION

This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by One American Corp., a Louisiana corporation ("One American" or the "Company"), and OAC Merger Corp. ("Merger Corp."), a Louisiana corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of September 20, 2002 (the "Merger Agreement"), by and between the Company and Merger Corp. A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the "Proxy Statement").

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Special Meeting of Stockholders of the Company at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
ITEM 1. SUMMARY TERM SHEET.
The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a).

The name of the subject company is One American Corp. The address of the principal executive offices of the Company is 2785 Louisiana. Highway 20 West, Vacherie, Louisiana 70090. The Company is a registered bank holding company. The information set forth in the Proxy Statement under "PROPOSAL ONE-The Parties" is incorporated herein by reference

(b).	The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF STOCKHOLDERS" and "INTRODUCTION- Voting of Shares" is incorporated herein by reference.
(c)-(d).	The information set forth in the Proxy Statement under "SUMMARY FINANCIAL INFORMATION-Per Share Market Price and Dividend Information" is incorporated herein by reference.
(e).	Not applicable.
(f).	The information set forth in the Proxy Statement under "SPECIAL FACTORS - Recommendation of the Board of Directors: Fairness of the Merger Proposal", is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(a).	The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF STOCKHOLDERS;" "PROPOSAL ONE-The Parties" is incorporated herein by reference.
(b).

OAC Merger Corp. is a Louisiana corporation organized for the purpose of effecting this transaction. No principal or affiliate of Merger Corp. has been convicted in a criminal proceeding or was party to any judicial or administrative proceeding during the last five years that resulted in a judgement, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of a violation of federal or state securities laws.

c).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL EMPLOYEES AND MANAGEMENT" and "PROPOSAL ONE-the Parties" is incorporated herein by reference.

          Directors and Executive Officers of One American Corp.:
Name and Title Other Than Director	Age	Principal Occupation During the Past Five Years	First Year Appointed Director and/or Officer
Frank J. Bourgeois, President and CEO, IS Committee	54	Banking, First American Bank and Trust	1997
Craig G. Brazan	48	Petroleum Engineer, Stone Energy	1986
Michael J. Cazenave, Audit Committee, IS Committee	53	Pharmacist, Eckerd Drugs	1992
Steven G. Cazenave	49	Sales Manager, Cazenave Motor Company	1999
A. Earle Cefalu, Jr.	65	General Manager-Vice President, Hood Automotive	1997
Dean T. Falgoust, Audit Committee	43	Attorney-Vice President, Freeport- McMoran Copper and Gold Inc., McMoran Exploration Company and Stratas Properties, Inc.	1992
Preston L. Falgoust	69	Retailer, Chauvin Business Systems, Inc.	1982
Marcel T. Graugnard, Jr.	52	Retailer, President, Graugnard, Inc.	1982
Ronald J. Falgoust	34	Attorney-Executive Vice President, First American Bank and Trust	2002
Ozane J. Gravois, III	46	Farming, Gravois Farms	1996
Gloria A. Kliebert, Senior Vice President, IS Committee	65	Banking, First American Bank and Trust	1997
Anthony J. Nobile, IS Committee	55	Attorney, Martin Himel Peytavin and Nobile	1986
Carl J. Poche, M.D.	70	Physician, Coroner of St. James Parish	1986
Debra Dufresne Vial	40	General Manager, Esperanza Restaurant and Lounge, Director of Sales, Ramada, Ltd.-Luling	1999
Albert J. Waguespack, Jr.	49	Petroleum Distributor and General Manager, Waguespack Oil, Inc., and Wag-A-Pak Stores	2002
J. B. Falgoust, Chairman Emeritus of First American Bank and Trust	74	Banking, First American Bank and Trust	1997
Nolan P. Falgout, III, Chief Financial Officer of First American Bank and Trust	40	Banking, First American Bank and Trust	1996
Grant Martin, Senior Vice President of First American Bank and Trust	52	Banking, First American Bank and Trust	1997
Sal Quartararo, Senior Vice President, Cashier of First American Bank and Trust	58	Banking, First American Bank and Trust	2002

During the last five years, neither the Company, Merger Corp. nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
(d).	Not applicable
ITEM 4. TERMS OF THE TRANSACTION.
(a).

The information set forth in the Proxy Statement under "SUMMARY TERM SHEET;" "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Certain U.S. Federal Income Tax Consequences;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of One American's Business after the Merger;" "PROPOSAL ONE -- Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on One American Stockholders;" "--Effect of the Merger Proposal on One American;" "--Exchange and Payment Procedures;" "--Dissenters' and Appraisal Rights;" and "--The Merger Agreement" is incorporated herein by reference.

(b).	Not applicable
(c).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of One American's Business after the Merger;" "PROPOSAL ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on One American Stockholders;" "--Effect of the Merger Proposal on One American;" and "--The Merger Agreement" is incorporated herein by reference.

(d).	The information set forth in the Proxy Statement under "PROPOSAL ONE--Dissenters' and Appraisal Rights" is incorporated herein by reference.
(e).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.
(f).	Not applicable
ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
(a).	Not applicable.
(b)-(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal" is incorporated herein by reference.
(d).	Not applicable.
(e).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a).	Proposal;" "PROPOSAL ONE--Reasons for the Merger;" and "--Effect of the Merger Proposal on One American" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of One American's Business after the Merger" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of One American's Business after the Merger" and "PROPOSAL ONE-Dividend Policies" is incorporated herein by reference.

(d).	Not applicable.
ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
(a).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of One American's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.

(b).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

(c).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of One American's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Pro Forma Consolidated Financial Statements;" "--Certain U.S. Federal Income Tax Consequences;" "--Conduct of One American's Business after the Merger;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "PROPOSAL ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on One American Stockholders;" "--Effect of the Merger Proposal on One American;" "--Interest of Officers and Directors in the Merger;" "--Fees and Expenses;" "--The Merger Agreement" and "-Dividend Policies" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
(a)-(d).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

(e).	Not applicable.
ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS
(a)-(b).

The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" and "-Valuation and Opinions of Financial Advisor" is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS---Valuation and Opinions of Financial Advisor" is incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.
(a)-(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS-- The Effects of the Merger;" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS-Pro Forma Financial Statement" and "PROPOSAL ONE-Fees and Expenses" is incorporated herein by reference.
(d).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--The Effects of the Merger;" is incorporated herein by reference.
ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.
(b).	Not applicable.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(d)-(e)	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
(a).

The Consolidated Financial Statements, and the notes thereto, of One American as of and for its fiscal year ended December 31, 2001, set forth on pages 27-51 of One American's Form 10K for the year ended December 31, 2001, filed with the SEC on March 27, 2002, are incorporated herein by reference. The unaudited balance sheet, comparative year to date income statement and corrected earnings per share data, statement of cash flow and comprehensive income included in One American's Form 10Q for the quarter ended March 31, 2002, filed with the SEC on May 14, 2002 are incorporated herein by reference.

One American does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.
(b)	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Pro Forma Consolidated Financial Statements" is incorporated herein by reference.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)-(b)	The information set forth in the Proxy Statement under "INTRODUCTION--General" is incorporated herein by reference.
ITEM 15. ADDITIONAL INFORMATION.
The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
(a)(1).	Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on October 16, 2002.
(c)(1).	Valuation of the Company's Common Stock, dated August 19, 2002, made by Southard Financial.
(c)(2).	Opinion of Southard Financial dated August 19, 2002 (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).
(d)(1).

Agreement and Plan of Merger dated as of September 20, 2002, by and between the Company and OAC Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(f)(1).	Section 12:131 of the Business Corporation Law of Louisiana (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     October 16, 2002

By: /s/ FRANK J. BOURGEOIS
----------------------------------------------
Frank J. Bourgeois
President and Chief Executive Officer

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION
(a)(1).	Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Commission on October 16, 2002.*
(b)(1).	Valuation of the Company's Common Stock, dated August 19, 2002, made by Southard Financial.
(b)(2).	Opinion of Southard Financial dated August 19, 2002, (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).
(c)(1).

Agreement and Plan of Merger dated as of September 20, 2002 by and between the Company and OAC Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(d)(1).	Section 12:131 of the Business Corporation Law of Louisiana (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

* Incorporated by reference to the Company's Preliminary Proxy Statement on Schedule 14A, as filed with the
Commission on October 16, 2002.

VALUATION OF
THE COMMON STOCK OF
ONE AMERICAN CORP.
     Vacherie, Louisiana

As of July 31, 2002

Report Dated
August 19, 2002

                                              August 19, 2002

Board of Directors
One American Corp.
c/o Mr. Ronald J. Falgoust
P.O. Box 550
Vacherie, LA 70090

Directors:

Southard Financial was retained to determine the fair value of the outstanding common stock of One American Corp. as of July 31, 2002. The enclosed valuation was prepared for the stated purpose and is for your exclusive and confidential use. No copies of this report shall be furnished to third parties without your specific permission or direction, unless ordered by a court of competent jurisdiction. The report and its conclusions are subject to the statement of Contingent and Limiting Conditions contained herein.

The report was prepared by the undersigned. Preparation of the report entailed the use of standard techniques and practices, and involved due diligence on the part of Southard Financial. Further, the methodology and analysis employed is in compliance with the Uniform Standards of Professional Appraisal Practice.

Based upon the entire analysis, and for the purposes described in this report, it is our opinion that the fair value, on a controlling interest basis, of the common stock of One American Corp., as of July 31, 2002, was:

$33.00 Per Share

Thank you for the opportunity to be of service in this matter.

                                              Sincerely yours,

                                              /s/Douglas K. Southard
                                              Douglas K. Southard, DBA, CFA

DKS:mo

Enclosure

TABLE OF CONTENTS

INTRODUCTION		2

SOURCES OF INFORMATION		2
CONCLUSION OF REPORT		3
DEFINITION OF FAIR VALUE		3
PREMISE OF VALUE		3
STATEMENT OF SCOPE AND LIMITATIONS		4
BANKING INDUSTRY OVERVIEW		4

OVERVIEW OF THE BANK		4

HISTORY AND OVERVIEW		4
COMPETITIVE MARKET		5
LOCAL ECONOMY		5
SENIOR MANAGEMENT TEAM		5
COMMON STOCK OWNERSHIP		5

REVIEW OF THE BANK'S FINANCIAL PERFORMANCE AND POSITION		6

PEER GROUP COMPARISONS		6
HISTORICAL BALANCE SHEETS		6
HISTORICAL INCOME STATEMENTS		8

OVERVIEW OF THE HOLDING (PARENT) COMPANY		9

OTHER VALUATION CONSIDERATIONS		9

ACQUSITION OFFERS		9
REGULATORY ISSUES		9
PENDING LITIGATION		9
ENVIRONMENTAL CONSIDERATIONS		9

DETERMINATION OF FAIR VALUE		10

APPROACH TO VALUATION		10
GOODWILL AND INTANGIBLE VALUE		11
BASIS OF PER SHARE ANALYSIS		11
THE ASSET BASED APPROACH		12
THE MARKET APPROACH		13
THE INCOME APPROACH - SYNERGISTIC PRICE/EARNINGS METHOD		14
THE INCOME APPROACH - DISCOUNTED FUTURE EARNINGS METHOD		16
COMBINED VALUATION		19
DISCOUNT FOR LACK OF MARKETABILITY		20

CONCLUSION		20

EXHIBITS 1-5:	Historical Bank Financial Statements
EXHIBIT 6:	Historical Parent Only Financial Statements
APPENDIX A:	Contingent and Limiting Conditions
APPENDIX B:	Loan Portfolio Disclaimer
APPENDIX C:	Qualifications of Appraiser
APPENDIX D:	Banking Industry Overview
APPENDIX E:	Control Bank Transactions
APPENDIX F:	Public Bank Stock Market Data (Guideline Companies)

INTRODUCTION

Southard Financial was retained to provide the following appraisal services:
Client Name	Directors of One American Corp.
Business Interest Being Valued	The Common Stock of One American Corp.
Home Office Location	Vacherie, Louisiana
Definition of Value	Fair Value
Premise of Value	Controlling Interest Basis
Date of the Appraisal	July 31, 2002
Purpose/Intended Use of Appraisal	Offer to redeem shares in a "go private" transaction
Type of Report	Appraisal

It is our understanding that the purpose of this report is to determine the value of the common stock of One American Corp. (the "Company") for purposes of the redemption of shares of the Company's common stock in a "go-private" transaction. The appropriate standard of value is a controlling interest basis.

Southard Financial and its principals have no past, present, or contemplated future interest in the subject or the conclusion of this valuation report. Further, Southard Financial and its principals have no bias or conflict of interest that could cause a question as to our independence or objectivity. Compensation paid to Southard Financial for this appraisal is in no way contingent upon the conclusion of this report.

Sources of Information

Information used in the study was obtained from the following sources.
Consolidated Reports of Condition and Income ("Call Report") of First American Bank and Trust for the period ended June 30, 2002.

Uniform Bank Performance Report ("UBPR") of First American Bank and Trust for the period ended March 31, 2002. Bank Holding Company Performance Report of One American Corp. for the periods ended December 31, 1997-2001.

Financial statements (internal) of One American Corp. for the period ended June 30, 2002.
Financial statements (internal) of First American Bank and Trust for the period ended July 31, 2002.
Annual Report 2001of One American Corp. (including audited financial statements).
Market information on publicly traded banking companies obtained from publications of Wilshire Associates and Standard & Poor's Corporation.
Additional pertinent information deemed necessary to render this opinion of value.

In the course of our due diligence investigation, we reviewed the information outlined above. In all cases we relied upon the referenced information without independent verification. In conjunction with the preparation of this report, we visited with management in Vacherie, Louisiana. Nevertheless, we did not inspect each and every asset, property, or business interest encompassed by this appraisal.

Conclusion of Report

The conclusion of this opinion is as follows:

Conclusion of Value Controlling Interest Basis $33.00 Per Share

This opinion is as of the date indicated above and is only for the intended purpose so indicated.

Definition of Fair Value

Fair value is a legal construct that provides the required approach to determine value under state law for certain transactions. In most instances fair value is the statutory standard of value for dissenting shareholders to mergers, acquisitions, and other corporate actions. In these instances fair value is the value of the shares immediately preceding the corporate action to which the dissenter objects. Further, that value is not to include any appreciation or depreciation related to that corporate action unless the exclusion would be inequitable. It is our understanding that fair value in Louisiana has been interpreted as pro-rata value of the entire entity, or "control value".

Premise of Value

There are three general levels of value applicable to a business interest:

Controlling Interest	Value of the entire entity, or an interest that controls the operations of the entity
Marketable Minority Interest	Value of a minority interest, lacking control over the business entity, but being readily marketable (as if freely-traded)
Non-Marketable Minority Interest	Value of a minority interest, lacking both control and a ready market

The three premises (or levels) of value are related as follows. Control value can be obtained by direct comparisons with change of controlling interest transactions or through the use of "appropriate" control methodologies or by applying a control premium to a marketable minority interest value. Marketable minority interest value can be obtained by comparisons with guideline publicly traded companies or by the use of other appropriate minority valuation methodologies such as the income approach using market rates of return. Alternatively, the value of a marketable minority interest can be determined by applying an appropriate minority interest discount to the control value. Non-marketable minority interest value is derived by applying an appropriate marketability discount to the derived marketable minority interest value or by applying both minority and marketability discounts to control value.

Statement of Scope and Limitations

This opinion has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and in accordance with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, ASA Business Valuation Standards. A Statement of Contingent and Limiting Conditions is contained in Appendix A and a statement of the Qualifications of the Appraiser is contained in Appendix C.

Banking Industry Overview

Appendix D provides a review of the banking industry in the most recent quarter for which information is available and an outlook for the upcoming period.

OVERVIEW OF THE BANK

History and Overview

The Bank was founded as The Bank of Vacherie in 1910, and its name was changed to First American Bank & Trust in 1978, upon the formation of the holding company. After building a network of five branches, the Bank began acquiring branches of other institutions. In 1989, the Bank acquired The Bank of St. Charles, which had been closed by the FDIC. In the "modified clean" acquisition, the FDIC actually paid the Bank to acquire the seven branches. In 1991, the Bank acquired Merchants Trust & Savings Bank in Kenner in a modified clean acquisition. Of the three branches, one was later closed. In 1993, the Bank acquired the La Place branch of Oak Tree Savings Bank. In 1996, the Bank acquired First American Bank and Trust of Tangipahoa in Hammond. Finally, in 2001, the Bank acquired Schwegmann Bank and Trust Company and its four branches (two branches were later spun-off to Liberty Bank and Trust).

Currently, the Bank has 21 branches, located throughout the following eight parishes in Southeast Louisiana:

Ascension Parish (Donaldsonville branch)
Assumption Parish (Napoleonville and Pierre Part branches)
Jefferson Parish (Kenner and Harvey branches and two Metairie branches)
Lafourche Parish (two Thibodaux branches)
St. Charles Parish (Boutte, Des Allemands, Luling, Norco branches and two St. Rose branches)
St. James Parish (Gramercy and Lutcher branches and two Vacherie branches)
St. John the Baptist Parish (La Place branch)
Tangipahoa Parish (Hammond branch)

The Bank also has a loan production office in Mandeville (St. Tammany Parish). The Bank's business is concentrated in St. James and St. Charles parishes, which together comprise over 50% of the Bank's deposits and loans. In 1998, the Bank formed and insurance subsidiary, First American Agency, L.L.C.

Competitive Market

First American Bank and Trust, with total assets of $420.0 million, is established in a very competitive marketplace. In the broader region known as Southeast Louisiana, the primary competitors are Hibernia National Bank, Whitney National Bank, and First Bank and Trust, with FABT ranking about fourth in the market. The competing institutions also include Bank One, N.A., Regions Bank, and various community banks.

Local Economy

The demographics and economies of the various parishes are diverse. St. James and St. Charles parishes are primarily agricultural, with the primary crop being sugar cane. They are also both impacted by the various employers in the "chemical corridor" along the Mississippi River. Jefferson Parish is in suburban New Orleans, and its economy is diverse. Other parishes served by the Bank are mainly rural, and are supported by various forms of farming and industry.

Senior Management Team

Frank J. Bourgeois, 54, is President and CEO. Mr. Bourgeois has been with the Bank for over 20 years. Ronald J. Falgoust, 34, is Executive Vice President. Mr. Falgoust is also a CPA and an attorney, and serves as in-house counsel. Gloria A. Kliebert, 65, is Senior Vice President of Operations and Secretary to the Board. A. Glenn Geddis, 54, is Senior Vice President of Lending. Grant J. Martin, 52, is Senior Vice President and branch coordinator. Nolan P. Falgout, 40, is Chief Financial Officer. On July 31, 2002, the Bank promoted Sal C. Quartararo to Senior Vice President. The Board of Directors is led by Dean T. Falgoust, 43, Chairman, who is supported by J. B. Falgoust, 75, Chairman Emeritus. The members of the management team have extensive experience in banking and/or in their specific areas of expertise. Management indicated that no material changes in the composition of the management team are anticipated in the near future.

Common Stock Ownership

The parent Company owns 100% of the Bank's common stock. As of July 31, 2002, there were over 800 shareholders of the Company, and the most significant ownership group was the Falgoust family with about 10-11% of the 2.6 million outstanding common shares of the Company. The largest shareholder owned less than 4.0% of the outstanding stock as of July 31, 2002.

REVIEW OF THE BANK'S FINANCIAL PERFORMANCE AND POSITION

As part of our due diligence process, we reviewed the financial position and performance of the Bank over the relevant period of analysis. This review entailed an examination of the Bank's current financial statements in comparison with prior years and in comparison with reasonably comparable industry statistics. Our analysis was supplemented by discussions with management, which enhanced our understanding of the business reasons for changes in the financial statements. Results of this review, which have specific valuation implications, are noted below and at the appropriate point in the valuation section of this report.

Peer Group Comparisons

The financial position and performance of First American Bank and Trust is compared to data provided in the Uniform Bank Performance Report ("UBPR" or "peer group"), prepared by the Federal Financial Institutions Examination Council. The Bank's peer group is #5, representing all insured commercial banks having assets between $300 million and $500 million with three or more banking offices and located in a metropolitan area. Current year peer group data represents the period ended June 30, 2002. All current year and year-to-date periods for First American Bank and Trust are hereafter sometimes referred to as "2002 year-to-date."

Historical Balance Sheets

Historical balance sheets are shown in Exhibit 1. Exhibit 2 relates each year's balance sheet as percentages of that year's average assets to provide another important perspective; a presentation of changes in balance sheet composition. Based upon our analysis of the information reviewed, the following observations are pertinent:

Asset Structure:

Assets totaled $420.0 million as of June 30, 2002, up from $302.4 million as of year-end 1997, for a compound annual growth rate of 6.79%. Total assets increased 15.98% in 2001, but declined 3.13% during the first six months of 2002.

The composition of the earning asset base was characterized by increased loans as a percentage of assets over the 1997-2000 period, but by a decrease in 2001. Loans increased slightly as a percentage of assets in 2002 year-to-date. As a percent of assets, net loans equaled 58.31% as of June 30, 2002, somewhat lower than the 65.87% average for the peer group as of March 31, 2002. Loans (net of unearned income) increased at a compound annual rate of 10.75% during the 1997-2002 period, faster than the rate of annual asset growth (6.79%).

As of June 30, 2002, the Bank's net loan to deposit ratio equaled 65.92%, lower than the peer average of 79.80% at March 31, 2002. The Bank's loan portfolio has a higher concentration of real estate loans than the peer group. The loan portfolio is comprised primarily of real estate loans (86.00% vs. 70.42% for the peer group), agricultural loans (1.07% vs. 1.52%), commercial and industrial loans (5.37% vs. 15.85%), and consumer loans (7.30% vs. 8.20%).

As of June 30, 2002, the Bank had no securities classified as held-to-maturity. The market value of the available-for-sale securities portfolio was above book value by $2.06 million as of June 30, 2002.

Fixed assets equaled $15.8 million at June 30, 2002. As a percentage of assets, fixed assets equaled 3.76% as of June 30, 2002, much higher than the peer average of 1.81% at March 31, 2002. The above average level of fixed assets reflects the large number of branches and other facilities owned by the Bank.

Asset Quality:
The Bank's loan loss reserve represented 1.99% of loans at June 30, 2002, higher than the peer average of 1.37% as of March 31, 2002. Management's target for the loan loss reserve is 2.0% of loans.

After a large charge-off in 1997, the Bank's net loan losses, as a percentage of average loans, were below the peer group over the 1998-2001 period (average of 0.10% vs. 0.20%). Charge-offs increased in 2001 due to a single relationship with a real estate developer who has encountered financial problems.

Non-accrual loans totaled $1.76 million as of June 30, 2002. The Bank's ratio of the loan loss reserve to non-accrual loans was lower than the peer level as of March 31, 2002. Non-accrual loans increased dramatically from 1997 to 2001. A large part of the recent increase in non-accrual loans is due to the real estate developer noted above.

According to management, the most recent FDIC/State exam (January 2002) indicated no problems.

Other real estate holdings ("ORE") increased from $76 thousand at year-end 1997 to $611 thousand at December 31, 2001, but declined to $4 thousand as of June 30, 2002. ORE is typically recorded at 60% of appraised value. In the first half of 2002, the Bank recognized gains of $342 thousand on the sale of ORE (some of which had been written-down to $1.00).

Liabilities
Deposits increased at a compound annual rate of 6.91% from year-end 1997 through June 30, 2002.

Non-interest bearing deposits represented 16.95% of total assets at June 30, 2002, much higher than the peer average of 10.37% at March 31, 2002. Time and savings deposits accounted for 71.50% of assets, versus 72.54% for peer banks. The Bank's deposit base is considered stable by management.

The Bank had no long-term borrowings (except FHLB advances to offset commercial credits) over the 1997-2002 period.

Capital:

The Bank's capital, as measured by the ratio of equity to total assets, decreased slightly from 11.37% at year-end 1997 to 10.97% at June 30, 2002, but remained higher than the peer average of 8.85% at March 31, 2002.

Capital adequacy, as measured by the ratio of Tier I leverage capital, was 10.00% at March 31, 2002, higher than the peer level of 8.39%

Management does not expect any equity infusions at the Bank in the foreseeable future. Further, it is our understanding that the funds necessary for the proposed go-private transactions will be funded internally through dividends to the Company from the Bank.

Historical Income Statements

Historical income statements for the years 1997 through the first half of 2002 are provided in Exhibits 3and 4. Based upon our analysis of the information reviewed, the following observations are pertinent:

Net Interest Income:

On average, the net interest income margin was above peer levels over the 1997-2001 period (4.44% of average assets vs. 4.21%). In the first half of 2002, the Bank's net interest income was 4.56% of average assets, above the peer average of 4.11% in the first three months of 2002.

The above average net interest income margin is primarily the result of a lower than average cost of earning assets (lower rates paid on deposits and higher level of non-interest bearing deposits), partially offset by a lower than average yield on earning assets (lower loans/assets and slightly lower yields on loans and securities).

Non-Interest Income:
On average, the Bank's non-interest income was above peer averages over the 1997-2001 period (1.23% of average assets vs. 0.92%).
Non-interest income was 0.95% of average assets in the first half of 2002, near the peer level of 0.93% in the first three months of 2002.

The Bank recognized gains on purchased assets, representing an accretion of income relating to the modified clean acquisitions in 1989 and 1991. These non-cash income amounts were $609 thousand in 1998, $986 thousand in 1999, $699 thousand in 2000, $937 thousand in 2001, and $16 thousand in the first half of 2002.Management does not expect any equity infusions at the Bank in the foreseeable future. Further, it is our understanding that the funds necessary for the proposed go-private transactions will be funded internally through dividends to the Company from the Bank.

Non-Interest Expenses:
On average, the Bank's non-interest expenses were above peer averages over the 1997-2001 period (3.34% of average assets vs. 3.06%).

Non-interest expenses equaled 3.20% of average assets in the first half of 2002, above the peer average of 2.97% in the first three months of 2002. In 2002 year-to-date, salaries and benefits expenses were near the peer level, net occupancy expenses were above the peer average, and other operating expenses were below the peer average.

Net Non-Interest Income:

On average, net non-interest income (non-interest income less non-interest expense) compared closely to peer levels over the 1997-2001 period (-2.12% of average assets vs. -2.14%), but was unfavorable to the peer level in 2002 year-to-date (-2.26% vs. -2.04%).

Loan Loss Provision:
On average, the Bank's loan loss provision was somewhat above peer levels during the 1997-2001 period (0.29% of average assets vs. 0.20%).
As a percent of average assets, the Bank's provision for loan losses equaled 0.20% in the first half of 2002, near the peer level of 0.19% in the first three months of 2002.

Securities Transactions:
Realized gains/losses on securities transactions were not material over the 1997-2002 period (never more than 0.06% of average assets).

Performance:

On average, ROAA (return on average assets) was slightly above peer levels over the 1997-2001 period (1.33% vs. 1.24%). ROAA equaled 1.35% in the first half of 2002, slightly above the peer average of 1.27% for the first three months of 2002.

On average, ROAE (return on average equity) was lower than peer levels over the 1997-2001 period (12.27% vs. 14.15%). ROAE equaled 12.86% in the first half of 2002, below the peer level of 14.24% in the first three months of 2002. The below average ROAE for the Bank reflects the higher than average capital position.

Dividends:
Over the 1997-2001 period, the Bank's dividend payout ratio (average of 61.88%) was generally above that of the peer group (average of 43.62%).

OVERVIEW OF THE HOLDING (PARENT) COMPANY

One American Corp. is a one-bank holding company whose primary asset is its 100% ownership of First American Bank and Trust. As of June 30, 2002, the Company had assets of $47.89 million and total equity capital of $47.25 million. Assets consisted primarily of the Company's equity in the Bank ($46.07 million) and cash of $1.72 million. Liabilities were $642 thousand, consisting primarily of dividends payable. Earnings were $1.81 per share in 2000, $2.06 per share in 2001, and $1.08 per share in the first half of 2002. The Company paid cash dividends of $0.75 per share in 2000, $0.77 per share in 2001, and $0.40 per share in 2002 year-to-date.

OTHER VALUATION CONSIDERATIONS

Acquisition Offers

Management has not received any recent offers to purchase the Company. Management expressed no intention of selling the Company in the foreseeable future.

Regulatory Issues

The Company is not under any agreements with its regulators.

Pending Litigation

Periodically, the Company is party to legal actions which arise in the normal course of business. Management indicated that the liability from such actions, if any, is not substantive.

Environmental Considerations

According to management, the Company was not in violation of any environmental laws or regulations based upon its understanding and the findings of the most recent governmental examinations.

DETERMINATION OF FAIR VALUE

Approach to Valuation

Valuation is ultimately a matter of informed judgment based upon a full consideration of all relevant data, as well as the appropriate standard of value. The appraisal profession recognizes three general approaches to valuation. Within each approach, there are multiple methodologies.

ASSET BASED APPROACH

A general way of determining a value indication of a business, business ownership interest, or security using one or more methods based directly on the value of the assets of the business, less liabilities.

The asset-based approach includes those methods that seek to write up or down or otherwise adjust the various tangible and/or intangible assets of an enterprise.

MARKET APPROACH

A general way of determining a value indication of a business, business ownership interest, or security using one or more methods that compare the subject to similar investments that have been sold.

The market approach includes a variety of methods that compare the subject with transactions involving similar investments, including publicly traded guideline companies and sales involving controlling interests in public or private guideline companies. Consideration of prior transactions in interests of a valuation subject is also a method under the market approach.

INCOME APPROACH

A general way of determining a value indication of a business, business ownership interest, or security using one or more methods where value is determined by converting anticipated benefits.

The income approach includes those methods that provide for the capitalization of earnings estimates and those based upon projected future benefits (cash flow or earnings) discounted to the present using an appropriate risk adjusted discount rate.

The asset approach develops an estimate of value based upon the market values of the subject entity's assets and liabilities, as opposed to their book values (adjusted book value). Adjusted book value is not liquidation value; however, it could be considered a quasi-liquidation value, where assets are sold in the context of a going concern. Asset value typically indicates a value that contains an element of control, or at least an element of assumed marketability. Thus, when using this approach to value an entity on a non-marketable minority interest basis, discounts for lack of control and lack of marketability are necessary.

The market approach typically consists of one or both of the following general approaches: (1) prior transactions method, and (2) guideline company method. When a business interest is not listed on an exchange and no active market exists for it, but some transactions have occurred, a market value can sometimes be derived and used as an element in the determination of fair value based upon an analysis of the transactions. Even if limited transactions have occurred at arms' length, inferences can be drawn about fair value based on the limited transaction volume. It is crucial to evaluate the transactions to ensure that they are at arms' length. Further, the standard of value for the opinion being issued may necessitate an adjustment to the observed market value for either liquidity concerns or for control.

The guideline company method is the generally accepted method of valuing closely held companies through comparison with similar companies whose stocks are publicly traded (guideline companies). When using this method, a determination of anticipated benefits (earnings, cash flow, etc.) is developed based upon a review of the subject entity. The anticipated benefits are then capitalized using a corresponding capitalization factor for the Guideline Company Group. It should be noted that: (1) it is virtually impossible to find identical public companies; and (2) required disclosure for public companies notwithstanding, appraisers are not privy to "inside" information for any public companies.

The income approach is a two step process. First a determination of anticipated benefits (earnings or cash flows) must be made. Second, an appropriate rate or multiple must be identified with which to capitalize those benefits. The resulting capitalized benefits must then be adjusted to reflect the estimated values of any non-operating assets and/or liabilities.

When determining the fair value of non-traded securities, it is common to derive a "combined value", based upon a weighted average of valuation approaches deemed appropriate by the appraiser. The weights applied to the various methodologies are based upon the relative importance of each methodology. Further, discounts to the combined value may be necessary to properly reflect the appropriate standard of value (discounts for lack of control, lack of marketability, restrictions, and blockage are typical examples).

Finally, it is crucial to understand that valuation is ultimately a matter of informed judgment based upon a full consideration of all relevant data. We considered each of the valuation methodologies outlined above in reaching our final conclusion of the fair value, on a controlling interest basis, of One American Corp.

Goodwill and Intangible Value

According to Revenue Ruling 59-60, the valuation of a closely held business should take into consideration goodwill or other intangibles. Goodwill, as interpreted from the ruling, is considered as value in excess of book value. In the case of banking institutions, goodwill typically arises through acquisitions, and can be either positive or negative.

While there has been no explicit effort to value the goodwill and intangibles independently, the following analysis considers the valuation implications of both.

Basis of Per Share Analysis

The valuation analysis is performed on a per share basis, based upon 2,603,378 shares issued and outstanding as of July 31, 2002. There are no options or warrants to purchase the Company's common stock that were exercisable at the valuation date.

The Asset Based Approach

The asset value of a corporation is established by using the corporation's financial statements. Adjustments are made, as necessary or appropriate, to reflect the market value of the corporation's assets and liabilities as opposed to their book value. The objective is to arrive at a net asset value, defined as the difference between the adjusted valuation of all assets and liabilities. Net asset value reflects the valuation of assets in the context of a going concern. Net asset value is not liquidation value; however, it could be considered a quasi-liquidation value, where assets are sold in the context of a going concern.

First, reported book value at June 30, 2002 is adjusted to reflect the earnings for the Bank in July ($488,498), and the change in the Bank's unrealized gain on available-for sale securities in July ($382,361). Although financial statements for July were not available, management indicated that there were no other changes to the Company's equity during July. As a result, estimated book value at July 31, 2002 was $48,122,859.

Based upon our review, the following adjustments would be necessary to derive asset value on a control basis.
No adjustment for the loan loss allowance is made.

A premium to reflect the economic value of the deposit base ("core deposit intangibles") is determined based upon the structure of the deposit base and our experience in valuing core deposit intangibles for numerous financial institutions. To estimate the appropriate deposit premium, we reviewed data for branch acquisition premiums during 1997-01 period. For our purposes, a premium of 8.0% is utilized due to the economics of the Company's market and the fact that deposit rates are slightly above peer levels.

A $750,000 adjustment was made to reflect the estimated difference between the market value of the land, buildings, and furniture, fixtures & equipment and their reported book values.
Intangible assets are eliminated for valuation purposes.

TABLE 1
ONE AMERICAN CORP.
THE ASSET BASED APPROACH
As of July 31, 2002
Reported Book Value as of June 30, 2002		$47,252,000
Bank earnings in July 2002		488,498
Change in Unrealized Gain on Securities, net		382,361

Estimated Book Value as of July 31, 2002		$48,122,859

Deposit Premium	8.0%	29,103,524
Buildings to Estimated Market Value		750,000
Intangible Assets		(926,000)

VALUATION - ASSET BASED APPROACH		$77,050,383

VALUATION PER SHARE	(2,603,378)	$29.60

Based upon the analysis presented above, the valuation of One American Corp. under the asset-based approach was $29.60 per share as of July 31, 2002.

The Market Approach

The market approach is based upon transactions involving interests of the subject company or transactions involving interests of similar (Guideline) companies for which adequate information is available.

Market Transactions Data

A list of control bank transactions announced in 2001 and the first half of 2002 is presented in Appendix E, along with pricing and other information. For the market approach, we utilized three methods:

1.   Estimated ongoing earnings times the control transactions price/earnings multiple.
2.   Total assets times the price/assets ratio.
3.   Book value at peer capital level times the price/book value ratio for control transactions, plus excess capital.

In each case the reported multiples must be adjusted to reflect the risks associated with an investment in the Company, as well as the expected rate of earnings growth for the Company. In determining base capitalization rates for the market approach, Southard Financial reviewed bank control transactions in Louisiana and surrounding states, as well as throughout the United States. The focus of the review was banks of similar size, performance, and capitalization (equity/asset ratio), with adjustments made as appropriate to reflect the Company's growth expectation and the relative attractiveness of its market. The resulting multiples are 18.50 times earnings, 200% of book value, and 19.00% of assets.

Valuation - The Market Approach

The valuation of the Company using the market approach is presented in the table below. The benchmark measures for the Company are based upon July 31, 2002 data for the price/book value and price/assets methods. For the price/earnings method, anticipated benefits were derived in Table 3 below (ongoing earning power without synergies, but adjusted to reflect the foregone earnings on excess capital). For the price/book value method, anticipated benefits are reduced to an 8.85% capital level (the peer level). Excess capital is added to the capitalized benefits under the price/earnings and price/book value method to derive total value.

TABLE 2
ONE AMERICAN CORP.
THE MARKET APPROACH
As of July 31, 2002
		Price/Earnings	Price/Book	Price/Assets
Anticipated Benefits		$4,662,000	$36,722,859	$413,140,596
Risk Adjusted Capitalization Factor		18.50	190.00%	19.00%

Capitalized Benefits		$86,247,000	$69,773,432	$78,496,713
Excess Capital		11,400,000	11,400,000	0

VALUATION - GUIDELINE COMPANY METHOD		$97,647,000	$81,173,432	$78,496,713

VALUATION PER SHARE	(2,603,378)	$37.51	$31.18	$30.15

Based upon the analysis presented above, the valuation of One American Corp. under the market approach was $37.51 per share under the guideline price/earnings method, $31.18 per share under the guideline price/book value method, and $30.15 per share under the guideline price/assets method as of July 31, 2002.

The Income Approach - Synergistic Price/Earnings Method

The determination of value using the income approach is a two step process. First, it is necessary to make a determination of the Company's ongoing earning power, also defined as the "anticipated benefits" that will accrue to the Company on an annual basis. Second, a rate must be identified with which to capitalize those earnings (the capitalization factor).

Under the synergistic price/earnings method, the anticipated benefits are derived as estimated earnings based upon synergies that could expect to be achieved by an acquiror of the Company. In the case of the Company, it is estimated that an acquiror could expect to achieve synergies equivalent to 0.80% of average assets, or $3,402,376. The after-tax savings (at 36.0%) of $2,177,521 are added to the ongoing earning power derived in the table below. The result is capitalized at an earnings multiple derived from the price/earnings ratios of publicly traded banks, which represent the pool of potential acquirers of the Company.

Anticipated Benefits

Our approach to determining ongoing earning power is based upon the current and historical performance of the Company. Specifically, a five-period average of basic operating income, on a fully taxable equivalent basis, is derived. Adjustments to the reported performance in each year were deemed necessary to reflect losses on the disposition of assets and gains on the sale of ORE in 2002, donation of a building in 2000, and gains on purchased assets in 1998-2002. Then, a normalized loan loss provision is deducted based upon the average for peer banks over the 1998-2002 period, adjusted for the Company's loan/asset ratio and recent experience. The derived ongoing pre-tax ROAA is multiplied by average assets in the first half of 2002 to derive ongoing pre-tax earnings for the Company. An adjustment is then made to reflect the estimate of foregone earnings that would result if excess capital (down to 8.85%) were removed from the Company's balance sheet. Foregone earnings on excess capital are derived as excess capital times 6.81% (the Bank's net yield on earning assets in the first half of 2002). Taxes are applied to the resulting adjusted pre-tax earnings at a fully-taxable equivalent rate of 36.0%. Also shown in the table below is the estimate of anticipated benefits that would accrue to an acquiror of the Company, based on the adjustment described above.

TABLE 3
ONE AMERICAN CORP.
ONGOING EARNING POWER
(Anticipated Benefits)
Basic Operating Income	Adjustment	BOI

2002	0.08%	2.38%	[1]
2001	-0.23%	2.09%	[1]
2000	-0.14%	2.06%	[1]
1999	-0.29%	2.02%	[1]
1998	-0.19%	2.18%	[1]

Average Adjusted Basic Operating Income		2.15%	[2]
Estimated Ongoing Loan Loss Provision		0.25%	[3]

Estimated Ongoing Pre-Tax ROAA		1.90%
Average Assets - 1st half 2002		$425,297,000

Estimated Ongoing Pre-Tax Income		$8,080,643
Estimated Ongoing Parent Expenses, Net		(20,000)
Foregone earnings on Excess Capital		(777,000)	[4]

Estimated Ongoing Pre-Tax Income		$7,283,643
Estimated Income Taxes	36.0%	2,622,111

Estimated Ongoing Earnings		$4,661,532

ANTICIPATED BENEFITS - NO SYNERGIES		$4,662,000

Anticipated Benefits - No Synergies		$4,661,532
Anticipated Economics to an Acquiror		3,402,376	[5]
Tax effect of Savings	36.0%	(1,224,855)

Earning Power to An Acquiror		$6,839,053

ANTICIPATED BENEFITS TO AN ACQUIROR		$6,839,000
[1]	Adjustments made to reflect loss on disposition of assets and gain on sale of ORE in 2002, donation of building in 2000, and gains on purchased assets in 1998-2002.
[2]	All years accorded equal weight.
[3]	Based upon the peer average over the 1998-2002 period, adjusted for the Bank's loan/asset ratio and recent experience (135%).
[4]	Derived as excess capital of $11,400,000 times 6.81%.
[5]	Derived as 0.80% of average assets.

Based upon the analysis presented above, the ongoing earning power (anticipated benefits) of One American Corp. was $4,662,000 (rounded) as of July 31, 2002. Adjusting for anticipated synergies, the anticipated benefits were $6,839,000 (rounded).

Capitalization Factor

To derive appropriate capitalization factors (price/earnings ratio and price/book value ratio), we relied upon current market data for publicly traded banks and bank holding companies (guideline companies) found in Appendix F. Our analysis of the market data consisted of the following steps:

Gather price, earnings, book value, market capitalization, and other data (as of June 30, 2002) on all publicly traded commercial banks which were indicated by Wilshire & Associates and whose identity and location could be confirmed by another source.

Sort the list by market capitalization, price/earnings ratios, price/book value ratios, geographical region, and return on equity.

Exclude all banks with negative earnings, all banks over $2.0 billion market capitalization, all banks with price/earnings ratios under 5.00x or over 25.00x trailing twelve month earnings, and all banks with price/book value ratios under 0.75x or over 3.50x.

Analyze trends and patterns in the price/earnings ratios and price/book value ratios and make comparisons with the Company.

In utilizing a guideline group as an indication of the value of the Company on a controlling interest basis, the focus should be on banks with the Company's size and performance characteristics. For the valuation of the Company, a base capitalization rate of 12.90x was utilized, representing all banks with ROE of at least 10.0% and market capitalization under $100 million. However, it is necessary, in our opinion, to apply a discount (in this case, about 10%) to the base capitalization rate to reflect fundamental differences between the Company and the guideline public companies. The resulting multiple is 11.75x.

Valuation - Synergistic Price/Earnings Method

Based upon the assumptions outlined in detail above, the synergistic price/earnings method of the income approach is summarized in the table below. As in the price/earnings method of the market approach, excess capital is added to capitalized benefits (which were reduced by foregone earnings on excess capital).

TABLE 4
ONE AMERICAN CORP.
THE INCOME APPROACH - SYNERGISTIC PRICE/EARNINGS METHOD
As of July 31, 2002
Anticipated Benefits		$6,839,000
Risk Adjusted Capitalization Factor		11.75

Capitalized Benefits		$80,358,250
Excess Capital		11,400,000

VALUATION - GUIDELINE COMPANY METHOD		$91,758,250

VALUATION PER SHARE	(2,603,378)	$35.25

Based upon the analysis presented above, the valuation of One American Corp. under the income approach (synergistic price/earnings method) was $35.25 per share as of July 31, 2002.

The Income Approach - Discounted Future Earnings Method

The determination of value using the discounted future earnings method is a three-step process. First, it is necessary to make a projection of the subject entity's earnings over a period of time, usually no more than five years. Second, it is necessary to estimate the value of the Company at the end of the five-year period (terminal value). Finally, an appropriate rate must be identified at which to discount the future earnings and terminal value to their present values (discount rate).

Anticipated Benefits

For the discounted future earnings method, the base year earnings number is derived based upon no synergies but with a capital adjustment. The derived ongoing earnings of $6,839,000 will be discounted in the analysis below. The estimated terminal value was derived based upon the product of the projected earnings in year five and the synergistic price/earnings multiple derived above.

Capitalization (discount) Rate

It is commonly known that the value of an investment is the present value of the future income stream that flows to the owner, determined using a discount rate (interest rate) that reflects the riskiness of the investment. An accepted method of developing the appropriate capitalization rate, or investor's required rate of return is the "build-up method". The utilization of this approach relies upon the historical relationships between rates of return earned by investors on investments in securities. The model is based upon the following simple premise: investors demand a rate of return commensurate with the risk level borne. Expressed mathematically, the build-up method results in the following relationship:
CR = Rf + (Req * b j) + Rsize + Rp1 + ........... + Rpn where;
CR	= Capitalization rate for the subject entity
Rf	= Risk free rate of interest
Req	= Equity risk premium
b j	= Beta coefficient
Rsize	= Size risk premium
Rpi	= Specific risk premiums, i=1,....n

Thus, the use of the build-up method requires an estimate of each of the relevant risk premiums:
1.	Risk-Free Rate: The proxy used for the risk free interest rate is the 20-year Treasury bond yield. The 20-year Treasury bond yield as of July 31, 2002 was about 5.4%.
2.

Equity Risk Premium: The general market equity risk premium is taken from data provided by Ibbotson and Associates in Stocks, Bonds, Bills and Inflation, 2002 Yearbook (Valuation Edition). The general market equity risk premium for the period 1926-01 was 6.6%, based upon the average arithmetic return for all stocks on the NYSE, AMEX, and NASDAQ (12.3%, per Table 7-4) less the average arithmetic return on long-term government bonds (5.7%, per Table 2-1).

4.

Beta Coefficient: The riskiness of an investment reflects two basic components, the operating (business) risk and the financial risk. The b j (beta) coefficient of the market portfolio, based upon average operating and financial risk, is 1.0x. Further, the historic beta coefficient of the bank stock market is currently in the range of 0.10x to 0.99x (excluding outliers), with an average of 0.40x to 0.50x. Therefore, the beta coefficient used in the analysis is the approximate average of 0.45x.

4.

Size Risk Premium: The initial size risk premium is also based upon data from Ibbotson and Associates. In Stock, Bonds, Bills and Inflation, 2002 Yearbook (Valuation Edition, Table 7-6), data is provided for equity size risk premiums based upon deciles for the period 1926-01. Clearly, the rate of return earned  has historically been a function of size. Thus, to account for the small size of the subject entity, a size  risk premium of 5.7% is appropriate. This represents the size premium (return in excess of CAPM) for  the smallest decile of NYSE/AMEX/NASDAQ stocks (based on beta-adjusted monthly returns).

5.

Specific Risk Premium: To adjust for the risk of a business interest, specific risk premiums are  generally considered for the following factors. It is important to note that the risk premium can be either  positive or negative depending upon the operating and financial characteristics of the subject entity. For  the Company, the following specific risk premiums were considered:

Key-man factors: Typically, small public companies have more management depth and, therefore, less dependency upon one or two key people. The Company has an adequate management team for its size and operations.

Diversification factors: Typically, small public companies have more geographic and product line diversification, as well as a larger customer base. The Company's market is limited geographically, but is growing rapidly.

Earnings/Return volatility: Typically, small public companies have more stable and predictable revenues and earnings. The earnings of the Company have been stable and relatively predictable.

Based upon these factors, it is our opinion that no specific risk premium is appropriate for the valuation of the Company. The lack of a risk premium is based upon the stability of the Company's earnings and the stability of the banking industry in general (regulation and oversight).

TABLE 5
ONE AMERICAN CORP.
INVESTOR'S REQUIRED RETURN
Long-Term Government Bond Rate (20-year)		5.4%
Ibbotson Equity Risk Premium	6.6%
Beta Coefficient	0.45
Adjusted Equity Risk Premium		3.0%
Ibbotson Size Premium		5.7%
Specific Risk Premium		0.0%

Investor's Required Rate of Return		14.1%

Based upon the analysis presented above, the appropriate discount rate for the anticipated future earnings of the Company was 14.1% as of July 31, 2002.

Valuation - Discounted Future Earnings Method

Based upon the assumptions outlined in detail above, the discounted future earnings method is summarized in the table below. The methodology employed in determining valuation under the income approach was to discount the anticipated future earnings of the Company to the present at the discount rate. It is assumed that the base year earnings will increase 7.0% per year over a five-year period and that earnings theoretically are fully distributed.

TABLE 6
ONE AMERICAN CORP.
THE INCOME APPROACH - DISCOUNTED FUTURE EARNINGS
As of July 31, 2002
	Year	Earnings w/o Synergies	Dividend Payments (50%)	Present Value
	1	$4,662,000	$2,331,000	$2,042,945
	2	4,988,340	2,494,170	1,915,820
	3	5,337,524	2,668,762	1,796,606
	4	5,711,151	2,855,576	1,684,811
	5	6,110,932	3,055,466	1,579,971
	5	113,052,242		58,458,943

Present Value of Income Stream				$67,479,096
Excess Capital				11,400,000

VALUATION - DISCOUNTED FUTURE EARNINGS				$78,879,096

VALUATION PER SHARE		(2,603,378)		$30.30

Based upon the analysis presented above, the valuation of One American Corp. under the income approach (discounted future earnings) was $30.30 per share as of July 31, 2002.

Combined Valuation

Based upon the entire analysis, it is our opinion that the fair value of One American Corp. should be determined by assigning appropriate weights to the values derived above. The table below shows the combined value of the Company as of July 31, 2002. In our opinion, the weight assigned to each valuation approach properly reflects the relative importance of that approach for purposes of this valuation opinion.

TABLE 7
ONE AMERICAN CORP.
COMBINED VALUE PER SHARE
As of July 31, 2002
Valuation Methodology	Value/Share	Weight	Product
Asset Based Approach	$29.60	0%	$0.00
Market Approach - Guideline P/E Method	37.51	20%	7.50
Market Approach - Guideline P/BV Method	31.18	20%	6.24
Market Approach	30.15	20%	6.03
Income Approach - Synergistic P/E Method	35.25	20%	7.05
Income Approach - Discounted Future Earnings	30.30	20%	6.06

COMBINED VALUE PER SHARE		100%	$32.88

Based on the analysis presented above, the combined valuation of One American Corp. was $32.88 per share as of July 31, 2002. The valuation has yet to consider the marketability of the shares being valued.

Discount for Lack of Marketability

No discount for lack of marketability is appropriate since the standard of value is a controlling interest basis.

CONCLUSION

Based upon the entire analysis, it is our opinion that the fair value of the common stock of One American Corp., on a controlling interest basis, was $33.00 per share (rounded) as of July 31, 2002.

TABLE 8
ONE AMERICAN CORP.
VALUATION CONCLUSIONS
As of July 31, 2002

Book Value	$18.48
Earning Power	$1.98
Adjusted Annualized Earnings	$2.38
FAIR MARKET VALUE	$33.00

Price/Book Value	178.6%
Price/Earning Power	16.65
Price/Annualized Earnings	13.89
Price/Assets	20.79%
Price/Book Value at 8.85%	203.0%

The final conclusion of fair value is rounded to reflect the imprecision inherent in the various assumptions used in the fair value determination. Nevertheless, the conclusion is reasonable, in our opinion, and meets the standards set out in the section on fair value. The valuation has considered all of the relevant factors reviewed during our due diligence process, whether referenced in this report or not.

It should be noted that the conclusion of value per share represents the value for each share outstanding as of the valuation date. The issuance of new shares of Company stock may constitute dilution of existing shareholder interests. For example, all other things being equal, an increase in the number of shares outstanding, without an increase in total Company value, decreases the Company's value per share. We are not currently aware of any material dilutive transactions planned by management. In the event that a material issuance of new shares is planned, a valuation adjustment may be necessary to properly reflect value per share.

EXHIBIT 1
FIRST AMERICAN BANK
HISTORICAL BALANCE SHEETS
FOR THE PERIODS ENDED
($ Thousands)
				December 31
	June 30						Compound Annual Growth
ASSETS	2002	2001	2000	1999	1998	1997	1997-02	2000-01	2001-02
U.S. Treasury & Agency Securities	104,446	108,032	79,880	79,438	88,053	102,639	0.35%	35.24%	-3.32%
Tax-Exempt Securities	20,233	16,065	13,052	9,985	10,500	11,336	12.28%	23.08%	25.94%
All Other Securities	0	0	1,355	1,185	957	902	nm	-100.00%	0.00%
Total Securities	124,679	124,097	94,287	90,608	99,510	114,877	1.65%	31.62%	0.47%
Fed Funds + CDs	13,237	27,343	12,436	7,229	22,154	15,046	-2.53%	119.87%	-51.59%
Loans Held for Sale	0	0	0	0	0	0	0.00%	0.00%	0.00%
Loans Net of Unearned Income	249,887	247,864	239,251	215,286	181,992	149,165	10.87%	3.60%	0.82%
Loan Loss Allowance	4,966	4,975	4,465	4,155	3,530	2,190	17.79%	11.42%	-0.18%
Net Loans and Leases	244,921	242,889	234,786	211,131	178,462	146,975	10.75%	3.45%	0.84%
TOTAL EARNING ASSETS	382,837	394,329	341,509	308,968	300,126	276,898	6.69%	15.47%	-2.91%
Cash and Due From	13,915	15,129	12,733	16,494	12,126	10,219	6.37%	18.82%	-8.02%
Bank Premises	15,794	15,559	14,036	12,598	11,997	10,837	7.82%	10.85%	1.51%
Other Real Estate	4	611	19	19	73	76	-44.51%	nm	-99.35%
Invest In Unconsolidated Subsidiary	939	1,442	1,196	938	640	0	nm	20.57%	-34.88%
Goodwill	342	361	398	435	472	509	-7.64%	-9.30%	-5.26%
Other Intangible Assets	584	623	262	292	322	352	10.66%	137.79%	-6.26%
Other Assets	5,615	5,541	3,715	4,060	3,643	3,531	9.72%	49.15%	1.34%
TOTAL ASSETS	420,030	433,595	373,868	343,804	329,399	302,422	6.79%	15.98%	-3.13%
LIABILITIES & EQUITY
Non-Interest Bearing Deposits	71,196	70,275	63,034	55,984	58,181	51,932	6.51%	11.49%	1.31%
Interest Bearing Deposits	300,332	310,272	268,101	248,470	233,145	214,087	7.00%	15.73%	-3.20%
Total Deposits	371,528	380,547	331,135	304,454	291,326	266,019	6.91%	14.92%	-2.37%
Fed Funds Purchased/Repos	0	0	0	0	0	0	0.00%	0.00%	0.00%
Other Borrowings	884	998	1,218	1,421	1,026	1,167	-5.40%	-18.06%	-11.42%
Subordinated Debt	0	0	0	0	0	0	0.00%	0.00%	0.00%
TOTAL ACQUIRED FUNDS	372,412	381,545	332,353	305,875	292,352	267,186	6.87%	14.80%	-2.39%
Other Liabilities	1,550	8,503	1,215	1,003	879	839	13.06%	599.84%	-81.77%
Equity	46,068	43,547	40,300	36,926	36,168	34,397	6.02%	8.06%	5.79%
TOTAL LIABILITIES & EQUITY	420,030	433,595	373,868	343,804	329,399	302,422	6.79%	15.98%	-3.13%
Average Earning Assets	389,955	365,549	338,028	313,032	287,967	269,466	7.67%	8.14%	6.68%
Average Total Assets	425,297	398,984	365,159	340,289	313,689	292,548	7.77%	9.26%	6.60%
Average Interest-Bearing Funds	305,703	289,024	264,193	243,749	221,809	209,026	7.90%	9.40%	5.77%
Average Total Equity	44,808	41,924	38,613	36,547	35,283	33,221	6.17%	8.57%	6.88%
Earning Assets/Average Assets	91.69%	91.62%	92.57%	91.99%	91.80%	92.11%	92.02%	5-Yr Avg
Peer Group	92.98%	93.14%	93.61%	93.19%	93.35%	93.31%	93.32%	5-Yr Avg
Interest-Bearing Funds/Avg Assets	71.88%	72.44%	72.35%	71.63%	70.71%	71.45%	71.72%	5-Yr Avg
SOURCE: Call Reports and Uniform Bank Performance Reports; current peer data as of 03/31/02

EXHIBIT 2
FIRST AMERICAN BANK
HISTORICAL PERCENTAGE BALANCE SHEETS
FOR THE PERIODS ENDED
				December 31				Peer #
	June 30							5
ASSETS	2002	2001	2000	1999	1998	1997		03/02
U.S. Treasury & Agency Securities	24.87%	24.92%	21.37%	23.11%	26.73%	33.94%		11.83%
Tax-Exempt Securities	4.82%	3.71%	3.49%	2.90%	3.19%	3.75%		3.38%
All Other Securities	0.00%	0.00%	0.36%	0.34%	0.29%	0.30%		5.81%
Total Securities	29.68%	28.62%	25.22%	26.35%	30.21%	37.99%		21.02%
Fed Funds + CDs	3.15%	6.31%	3.33%	2.10%	6.73%	4.98%		2.57%
Loans Held for Sale	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%
Loans Net of Unearned Income	59.49%	57.16%	63.99%	62.62%	55.25%	49.32%		66.56%
Loan Loss Allowance	1.18%	1.15%	1.19%	1.21%	1.07%	0.72%		0.89%
Net Loans and Leases	58.31%	56.02%	62.80%	61.41%	54.18%	48.60%		65.87%
TOTAL EARNING ASSETS	91.15%	90.94%	91.34%	89.87%	91.11%	91.56%		91.76%
Cash and Due From	3.31%	3.49%	3.41%	4.80%	3.68%	3.38%		3.48%
Bank Premises	3.76%	3.59%	3.75%	3.66%	3.64%	3.58%		1.81%
Other Real Estate	0.00%	0.14%	0.01%	0.01%	0.02%	0.03%		0.09%
Invest In Unconsolidated Subsidiary	0.22%	0.33%	0.32%	0.27%	0.19%	0.00%		0.00%
Goodwill	0.08%	0.08%	0.11%	0.13%	0.14%	0.17%		0.00%
Other Intangible Assets	0.14%	0.14%	0.07%	0.08%	0.10%	0.12%		0.00%
Other Assets	1.34%	1.28%	0.99%	1.18%	1.11%	1.17%		2.64%
TOTAL ASSETS	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%		100.00%
LIABILITIES & EQUITY
Non-Interest Bearing Deposits	16.95%	16.21%	16.86%	16.28%	17.66%	17.17%		10.37%
Interest Bearing Deposits	71.50%	71.56%	71.71%	72.27%	70.78%	70.79%		72.54%
Total Deposits	88.45%	87.77%	88.57%	88.55%	88.44%	87.96%		82.91%
Fed Funds Purchased/Repos	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		2.04%
Other Borrowings	0.21%	0.23%	0.33%	0.41%	0.31%	0.39%		3.88%
Subordinated Debt	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%
TOTAL ACQUIRED FUNDS	88.66%	88.00%	88.90%	88.97%	88.75%	88.35%		88.83%
Other Liabilities	0.37%	1.96%	0.32%	0.29%	0.27%	0.28%		0.78%
Equity	10.97%	10.04%	10.78%	10.74%	10.98%	11.37%		8.85%
TOTAL LIABILITIES & EQUITY	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%		100.00%
							5-Yr Avg
Peer Group Equity/Assets	8.85%	8.87%	8.53%	8.72%	8.87%	8.85%	8.77%
Average Assets/Average Equity	9.49	9.52	9.46	9.31	8.89	8.81	9.20
Peer Group	11.3	11.27	11.72	11.47	11.27	11.3	11.41
Tier I Leverage Capital	10.00%	10.06%	10.51%	10.71%	10.79%	11.05%	10.62%
Peer Group	8.39%	8.33%	8.40%	8.48%	8.38%	8.50%	8.42%
SOURCE: Call Reports and Uniform Bank Performance Reports; current peer data as of 03/31/02

EXHIBIT 3
HISTORICAL INCOME STATEMENTS
FOR THE PERIODS ENDED
($ Thousands)
				December 31
	June 30						Compound Annual Growth
	2002	2001	2000	1999	1998	1997	1997-02	2000-01	2001-02
INTEREST INCOME
Loans	9,756	21,944	20,572	17,322	15,148	13,437	7.75%	6.67%	-11.08%
Balance with Deposit Institutions	36	189	256	310	221	156	-14.33%	-26.17%	-61.90%
Fed Funds Sold	139	703	641	498	590	641	-15.39%	9.67%	-60.46%
Securities Income - Taxable	2,697	4,771	4,983	4,969	5,709	5,947	-1.93%	-4.25%	13.06%
Securities Income - Tax Exempt	431	867	524	515	581	576	8.40%	65.46%	-0.58%
Estimated Tax Benefit	199	400	236	240	274	269	8.15%	69.49%	-0.50%
Other Interest Income	25	70	0	0	0	0	nm	nm	-28.57%
TOTAL INTEREST INCOME	13,283	28,944	27,212	23,854	22,523	21,026	4.79%	6.36%	-8.22%
INTEREST EXPENSE
Large CDs	449	1,387	858	573	561	542	10.63%	61.66%	-35.26%
Other Deposits	3,113	9,660	10,357	8,363	7,751	7,164	-2.77%	-6.73%	-35.55%
Fed Funds Purchased/Repos	0	0	0	0	0	0	0.00%	0.00%	0.00%
Other Interest Expense	28	66	128	80	69	50	2.29%	-48.44%	-15.15%
TOTAL INTEREST EXPENSE	3,590	11,113	11,343	9,016	8,381	7,756	-1.53%	-2.03%	-35.39%
NET INTEREST INCOME	9,693	17,831	15,869	14,838	14,142	13,270	7.88%	12.36%	8.72%
OTHER INCOME
Service Charges-Deposit Accounts	1,312	2,652	2,233	2,156	2,068	2,092	4.64%	18.76%	-1.06%
Net Gains/(Losses) excl-securities	-102	0	0	0	0	0	nm	0.00%	nm
Other Operating Income	805	2,365	2,035	2,114	1,572	1,668	-0.71%	16.22%	-31.92%
TOTAL OTHER INCOME	2,015	5,017	4,268	4,270	3,640	3,760	1.40%	17.55%	-19.67%
ADJUSTED GROSS INCOME	11,708	22,848	20,137	19,108	17,782	17,030	6.58%	13.46%	2.49%
NON-INT OPERATING EXPENSE
Salaries & Benefits	3,494	6,989	6,179	5,758	5,305	4,749	8.03%	13.11%	-0.01%
Net Occupancy	1,656	3,320	2,837	2,624	2,351	2,189	8.63%	17.03%	-0.24%
Other Operating Expense	1,663	3,284	3,093	2,876	2,690	2,954	2.40%	6.18%	1.28%
TOTAL NON-INT OP EXPENSE	6,813	13,593	12,109	11,258	10,346	9,892	6.61%	12.26%	0.24%
NET NON-INTEREST INCOME	-4,798	-8,576	-7,841	-6,988	-6,706	-6,132	nm	nm	nm
BASIC OPERATING INCOME	4,895	9,255	8,028	7,850	7,436	7,138	6.52%	15.28%	5.78%
Securities Transactions	10	0	7	2	5	190	-36.25%	-100.00%	nm
Loan Loss Provision	425	825	825	900	1,200	1,025	-3.68%	0.00%	3.03%
PRE-TAX INCOME (FTE)	4,480	8,430	7,210	6,952	6,241	6,303	7.29%	16.92%	6.29%
FTE Adjustment	199	400	277	240	274	269	8.15%	44.40%	-0.50%
PRE-TAX INCOME	4,281	8,030	6,933	6,712	5,967	6,034	7.25%	15.82%	6.63%
Taxes	1,400	2,648	2,129	2,153	1,891	2,031	6.63%	24.38%	5.74%
INCOME BEFORE EXTRA ITEMS	2,881	5,382	4,804	4,559	4,076	4,003	7.56%	12.03%	7.06%
Net Extraordinary Items	0	0	0	0	0	0	0.00%	0.00%	0.00%
NET INCOME	2,881	5,382	4,804	4,559	4,076	4,003	7.56%	12.03%	7.06%
DIVIDENDS	1,200	5,053	2,400	2,474	2,475	2,025
DIVIDEND PAYOUT	41.65%	93.89%	49.96%	54.27%	60.72%	50.59%	61.88%	5-Yr Avg
Peer Group Dividend Payout	32.99%	41.77%	46.44%	41.16%	44.39%	44.36%	43.62%	5-Yr Avg
Effective Tax Rate	35.69%	36.16%	33.37%	34.42%	34.69%	36.49%	35.03%	5-Yr Avg
SOURCE: Call Reports and Uniform Bank Performance Reports; current peer data as of 03/31/02

EXHIBIT 4
FIRST AMERICAN BANK
HISTORICAL INCOME STATEMENTS
AS A PERCENTAGE OF AVERAGE ASSETS
FOR THE PERIODS ENDED
				December 31			Peer #
	June 30						5
	2002	2001	2000	1999	1998	1997	03/02
INTEREST INCOME
Loans	4.59%	5.50%	5.63%	5.09%	4.83%	4.59%
Balance with Deposit Institutions	0.02%	0.05%	0.07%	0.09%	0.07%	0.05%
Fed Funds Sold	0.07%	0.18%	0.18%	0.15%	0.19%	0.22%
Securities Income - Taxable	1.27%	1.20%	1.36%	1.46%	1.82%	2.03%
Securities Income - Tax Exempt	0.20%	0.22%	0.14%	0.15%	0.19%	0.20%
Estimated Tax Benefit	0.09%	0.10%	0.06%	0.07%	0.09%	0.09%
Other Interest Income	0.01%	0.02%	0.00%	0.00%	0.00%	0.00%
TOTAL INTEREST INCOME	6.25%	7.25%	7.45%	7.01%	7.18%	7.19%	6.39%
INTEREST EXPENSE
Large CDs	0.21%	0.35%	0.23%	0.17%	0.18%	0.19%
Other Deposits	1.46%	2.42%	2.84%	2.46%	2.47%	2.45%
Fed Funds Purchased/Repos	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Interest Expense	0.01%	0.02%	0.04%	0.02%	0.02%	0.02%
TOTAL INTEREST EXPENSE	1.69%	2.79%	3.11%	2.65%	2.67%	2.65%	2.26%
NET INTEREST INCOME	4.56%	4.47%	4.35%	4.36%	4.51%	4.54%	4.11%
OTHER INCOME
Service Charges-Deposit Accounts	0.62%	0.66%	0.61%	0.63%	0.66%	0.72%
Net Gains/(Losses) excl-securities	-0.05%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Operating Income	0.38%	0.59%	0.56%	0.62%	0.50%	0.57%
TOTAL OTHER INCOME	0.95%	1.26%	1.17%	1.25%	1.16%	1.29%	0.93%
ADJUSTED GROSS INCOME	5.51%	5.73%	5.51%	5.62%	5.67%	5.82%	5.04%
NON-INT OPERATING EXPENSE
Salaries & Benefits	1.64%	1.75%	1.69%	1.69%	1.69%	1.62%	1.59%
Net Occupancy	0.78%	0.83%	0.78%	0.77%	0.75%	0.75%	0.42%
Other Operating Expense	0.78%	0.82%	0.85%	0.85%	0.86%	1.01%	0.93%
TOTAL NON-INT OP EXPENSE	3.20%	3.41%	3.32%	3.31%	3.30%	3.38%	2.97%
NET NON-INTEREST INCOME	-2.26%	-2.15%	-2.15%	-2.05%	-2.14%	-2.10%	-2.04%
BASIC OPERATING INCOME	2.30%	2.32%	2.20%	2.31%	2.37%	2.44%	2.07%
Securities Transactions	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.02%
Loan Loss Provision	0.20%	0.21%	0.23%	0.26%	0.38%	0.35%	0.19%
PRE-TAX INCOME (FTE)	2.11%	2.11%	1.97%	2.04%	1.99%	2.15%	1.90%
FTE Adjustment	0.09%	0.10%	0.08%	0.07%	0.09%	0.09%	0.00%
PRE-TAX INCOME	2.01%	2.01%	1.90%	1.97%	1.90%	2.06%	1.90%
Taxes	0.66%	0.66%	0.58%	0.63%	0.60%	0.69%	0.63%
INCOME BEFORE EXTRA ITEMS	1.35%	1.35%	1.32%	1.34%	1.30%	1.37%	1.27%
Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NET INCOME	1.35%	1.35%	1.32%	1.34%	1.30%	1.37%	1.27%
SOURCE: Call Reports and Uniform Bank Performance Reports; current peer data as of 03/31/02

EXHIBIT 5
FIRST AMERICAN BANK
RETURN ON AVERAGE ASSETS & AVERAGE EQUITY
FOR THE PERIODS ENDED
			Percent of Average Total Assets
	June 30
	2002	June 30
Income Statements-BANK	($M)	2002	2001	2000	1999	1998	1997	5-Yr Avg
Net Interest Income	$9,693	4.56%	4.47%	4.35%	4.36%	4.51%	4.54%	4.44%
Non-Interest Income	$2,015	0.95%	1.26%	1.17%	1.25%	1.16%	1.29%	1.23%
Non-Interest Expense	6,813	3.2	3.41	3.32	3.31	3.3	3.38	3.34
Net Non-Interest Income	($4,798)	-2.26%	-2.15%	-2.15%	-2.05%	-2.14%	-2.10%	-2.12%
Basic Operating Income	$4,895	2.30%	2.32%	2.20%	2.31%	2.37%	2.44%	2.33%
Loan Loss Provision	425	0.2	0.21	0.23	0.26	0.38	0.35	0.29
Securities Transactions	10	0	0	0	0	0	0.06	0.01
Pre-Tax Income FTE	$4,480	2.11%	2.11%	1.97%	2.04%	1.99%	2.15%	2.05%
Taxes (FTE)	1,599	0.75	0.76	0.66	0.7	0.69	0.79	0.72
Net Income (ROAA)	$2,881	1.35%	1.35%	1.32%	1.34%	1.30%	1.37%	1.33%
ROAE		12.86%	12.84%	12.44%	12.47%	11.55%	12.05%	12.27%
Pre-Tax ROAE		20.00%	20.11%	18.67%	19.02%	17.69%	18.97%	18.89%
	State	National
Income Statements-PEER	02-Mar	02-Mar	2001	2000	1999	1998	1997	5-Yr Avg
Net Interest Income	4.26%	4.11%	4.04%	4.18%	4.24%	4.23%	4.36%	4.21%
Non-Interest Income	1.06%	0.93%	0.95%	0.91%	0.91%	0.91%	0.90%	0.92%
Non-Interest Expense	3.52	2.97	3.02	3.05	3.09	3.05	3.07	3.06
Net Non-Interest Income	-2.46%	-2.04%	-2.07%	-2.14%	-2.18%	-2.14%	-2.17%	-2.14%
Basic Operating Income	1.80%	2.07%	1.97%	2.04%	2.06%	2.09%	2.19%	2.07%
Loan Loss Provision	0.2	0.19	0.24	0.21	0.19	0.19	0.19	0.2
Securities Transactions	0	0.02	0.03	0	0	0.02	0.01	0.01
Pre-Tax Income FTE	1.67%	1.90%	1.78%	1.84%	1.91%	1.96%	2.04%	1.91%
Taxes (FTE)	0.53	0.63	0.59	0.62	0.67	0.7	0.73	0.66
Net Income (ROAA)	1.14%	1.27%	1.19%	1.22%	1.24%	1.26%	1.31%	1.24%
ROAE	na	14.24%	13.22%	14.22%	14.25%	14.15%	14.89%	14.15%
Pre-Tax ROAE	na	21.47%	20.07%	21.57%	21.90%	22.10%	23.05%	21.74%
SOURCE: Call Reports and Uniform Bank Performance Reports; current peer data as of 03/31/02

EXHIBIT 6
ONE AMERICAN CORPORATION
PARENT ONLY FINANCIAL STATEMENTS
FOR THE PERIODS ENDED
				December 31
	June 30
Balance Sheet	2002	2001	2000	1999	1998	1997
Investment-Subsidiary	46,068,000	43,547,000	40,300,000	36,926,000	36,168,000	34,397,000
Goodwill	0	0	0	0	0	0
Intangible Assets	0	0	0	0	0	0
Cash and Equivalents	1,722,000	1,779,000	2,232,000	2,563,000	2,135,000	2,108,000
Investments	0	0	0	0	0	233,000
Other Assets	104,000	104,000	104,000	140,000	99,000	31,000
TOTAL ASSETS	47,894,000	45,430,000	42,636,000	39,629,000	38,402,000	36,769,000
Total Liabilities	642,000	643,000	625,000	663,000	602,000	515,000
Common Stock	7,500,000	7,500,000	7,500,000	7,500,000	7,500,000	7,500,000
Paid-In Capital	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Retained Earnings	36,689,000	34,919,000	31,557,000	28,745,000	26,111,000	23,942,000
Unreal Gain/-Loss on AFS Sec	1,358,000	518,000	252,000	-718,000	609,000	439,000
Treasury Stock	-3,295,000	-3,150,000	-2,298,000	-1,561,000	-1,420,000	-627,000
Total Equity	47,252,000	44,787,000	42,011,000	38,966,000	37,800,000	36,254,000
TOTAL LIABILITIES & EQUITY	47,894,000	45,430,000	42,636,000	39,629,000	38,402,000	36,769,000
Shares Outstanding	2,603,378	2,608,189	2,639,548	2,665,860	2,671,078	2,851,550
Book Value Per Share	$18.15	$17.17	$15.92	$14.62	$14.15	$12.71
Income Statement
Dividends-Subsidiary	1,200,000	5,053,000	2,400,000	2,475,000	2,475,000	2,025,000
Other Income	9,000	33,000	56,000	57,000	58,000	44,000
Total Income	1,209,000	5,086,000	2,456,000	2,532,000	2,533,000	2,069,000
Total Expenses	77,000	41,000	86,000	42,000	86,000	53,000
Pre-Tax Income	1,132,000	5,045,000	2,370,000	2,490,000	2,447,000	2,016,000
Taxes/(Benefit)	0	-3,000	-10,000	5,000	-13,000	-3,000
Holding Company Income	1,132,000	5,048,000	2,380,000	2,485,000	2,460,000	2,019,000
Equity in Subsidiary Earnings	1,681,000	328,000	2,404,000	2,084,000	1,601,000	2,017,000
NET INCOME	2,813,000	5,376,000	4,784,000	4,569,000	4,061,000	4,036,000
Earnings Per Share	$1.08	$2.06	$1.81	$1.71	$1.52	$1.42
Dividends Paid	1,043,000	2,014,000	1,972,000	1,935,000	1,893,000	1,690,000
Dividends Per Share	$0.40	$0.77	$0.75	$0.73	$0.71	$0.59
Dividend Payout	37.04%	37.38%	41.44%	42.69%	46.71%	41.55%
SOURCE: Audited Financial Statements, Bank Holding Company Performance Reports, FR Y-9 C, 10-Q, Internal Financial Statements

APPENDIX A
CONTINGENT AND LIMITING CONDITIONS

Information, estimates, and opinions contained in this report are obtained from sources considered reliable; however, no liability for such sources is assumed by Southard Financial.

The client and its representatives warranted to Southard Financial that the information supplied was complete and accurate to the best of the client's knowledge; and that any reports, analysis or other documents prepared for it by Southard Financial will be used only in compliance with all applicable laws and regulations.

The value of the subject was determined as of the date on the cover of this report. However, subsequent events may alter the value on any given date thereafter. If, after the report is issued, Southard Financial becomes aware of any information concerning the subject which would, in Southard Financial's opinion, materially change the appraised value as of the valuation date, then Southard Financial has the option to notify the client (and any known recipients of the report) that the report is withdrawn and should not be relied upon.

Unless specifically noted in the report, the valuation assumes the subject to be an ongoing concern and that present management will remain in place for the foreseeable future.

Regarding any properties owned or leased by the subject, Southard Financial has not undertaken to discover any toxic substances or other environmental hazards that may exist at any of the properties. Such investigation is beyond the scope of this appraisal and outside the scope of Southard Financial's expertise.

Possession of this report, or a copy, does not carry with it the right of publication of all or part of it. The report was prepared for the exclusive use of the client and may not be used for any other purpose without the previous written consent of Southard Financial or the client, and in any event, only with proper attribution.

APPENDIX A
CONTINGENT AND LIMITING CONDITIONS
(Continued)

If required to give testimony in court or to be in attendance during hearings or depositions with reference to this report or the value of the subject's stock, separate scheduling and fee arrangements are necessary.

The various estimates of value presented in this report apply only to this valuation and may not be used out of the context presented herein. The information contained in this report, including the name(s) of the appraiser(s), may not be used in any prospectus, or used in offerings or representations in connection with the sale of securities or participation interests to the public without our express written permission.

Southard Financial's appraisal services constitute neither an audit nor a verification of the subject's underlying financial records. Southard Financial does not render legal, tax, or accounting advice, nor does Southard Financial express any opinion for matters which require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers. Further, Southard Financial expresses no opinion as to the tax consequences of any transaction which may result from this appraisal.

No investigation of title to the subject or its assets was made by Southard Financial. Ownership claims to the subject and its assets are assumed to be valid. No consideration was given to liens or encumbrances that may exist against the subject or its assets except as stated in the report. Southard Financial assumes no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

Due to the economic and individual motivational influences that may affect the sale of a business interest, Southard Financial assumes no responsibility for the actual price of the subject interest if it is sold or transferred.

APPENDIX B
LOAN PORTFOLIO DISCLAIMER

We did not examine the loan portfolio of the Bank. Direct examination is beyond the scope of this assignment. The valuation conclusion of this report is rendered in direct reliance upon the representations by management.

APPENDIX C
QUALIFICATIONS OF APPRAISER

OVERVIEW OF SOUTHARD FINANCIAL

BACKGROUND  Founded in 1987.

Principals have combined business valuation experience of nearly thirty years.

Clients served throughout the United States, with concentration in the Southeast.

Broad industry experience.

Services provided for public and closely-held companies.

Annual valuation services provided for over 100 ESOPs, making Southard Financial one of the largest ESOP appraisers in the United States.

PROFESSIONAL CREDENTIALS  David A. Harris is a senior member of the American Society of Appraisers (ASA).

Both principals of Southard Financial are Chartered Financial Analysts (CFA).

Both principals are former officers of the West Tennessee Chapter of the ASA.

EDUCATIONAL CREDENTIALS  Douglas K. Southard holds Doctor of Business Administration and Master of Business Administration degrees from Indiana University, with concentrations in finance, economics, and quantitative analysis.

David A. Harris holds the Master of Business Administration
degree from Memphis State University, with a concentration in finance and business investments.

BUSINESS ETHICS   Southard Financial and its principals adhere to the ethical standards of the Institute of Chartered Financial Analysts and the American Society of Appraisers.

All reports conform to the Uniform Standards of Professional Appraisal Practice.

Southard Financial is committed to providing unbiased opinions to be used for decision making.

Fees for valuation services are not contingent upon the conclusion of value or the completion of a transaction.

APPENDIX D
BANKING INDUSTRY OVERVIEW

The FDIC Regional Outlook for the fourth quarter 2001 shows that after slowing significantly during the first eight months of 2001, the U.S. economy suffered an additional shock from the September 11 terrorist attacks on New York and Washington. As a result, most economists expected the contraction in the economy that began in the third quarter to last at least through the end of the year.

According to the FDIC Quarterly Banking Profile for the fourth quarter 2001, insured commercial banks registered their best fourth quarter earnings ever, reporting $18.7 billion in net income, an increase of 5.6% over the fourth quarter of 2000. Key factors in the improvement included sharply lower funding costs and higher gains on sales of securities (both due in part to lower interest rates). Nevertheless, the increase in earnings was tempered by increased loan loss provisions and slow growth in non-interest income. The average ROA for the fourth quarter was 1.13%, down from 1.15% a year earlier.

Asset growth slowed to 5.2% for the year, the lowest annual rate since 1992. After growing by 9.4% in 2000, loans increased just 2.0% in 2001, with commercial and industrial loans declining for the first time since 1992. In the past two years, banks have been reducing their holdings of Treasury securities and replacing them with mortgage-backed securities. Loan loss reserves increased in the fourth quarter, from 1.77% of loans to 1.85%. Most of the industry's growth in equity (1.9% in the fourth quarter) was due to goodwill and other intangible assets. The average leverage capital ratio (including intangibles) remained at 7.8%.

The number of insured commercial banks reporting financial results declined from 8,149 to 8,080 during the quarter. There were 42 new banks added during the quarter, while 108 banks were absorbed by mergers. No commercial banks failed during the fourth quarter. However, the number of commercial banks on the FDIC's "Problem List" increased from 74 to 95, and total problem bank assets rose from $14.4 billion to $36.1 billion. This is the largest quarterly increase in problem banks since the third quarter of 1991, and the largest increase in problem-bank assets since the fourth quarter of 1991.

The FDIC's Regional Outlook also provides summary perspectives by FDIC region:

The Atlanta Region (AL, FL, GA, NC, SC, VA, WV): Declining growth in some areas with concentrations in the manufacturing and high-tech sectors has contributed to deterioration in credit quality and could adversely affect banking industry profitability.

The Boston Region (CT, MA, ME, NH, RI, VT): The Region's insured institutions report healthy conditions. However, net interest margin compression and the potential for rising interest rate risk during a slowing economy could pressure earnings.

The Chicago Region (IL, IN, MI, OH, WI): Modest declines in credit quality have become more widespread among insured institutions. Continued slowing of economic conditions and ramifications from September 11, 2001, attacks could lead to further weakening.

The Dallas Region (CO, NM, OK, TX): Continued stress in the high-tech industry has contributed to softening in certain commercial real estate markets and to overall weakening in the Regions economy this year.

The Kansas City Region (IA, KS, MN, MO, ND, NE, SD): Farms banks in counties with relatively high reliance on government agriculture payments have exhibited higher levels of credit risk and are more vulnerable to any changes in these support programs.

The Memphis Region (AR, KY, LA, MS, TN): Credit quality, already showing some deterioration because of the Region's prolonged weak economic conditions, could decline further should the national economy continue to slow.

The New York Region (DC, DE, MD, NJ, NY, PA, PR, VI): Heightened economic uncertainty following September 11 has placed additional pressure on bank earnings and credit quality. However, the Region's insured institutions appear better positioned for an economic downturn than in the early 1990s.

The San Francisco Region (AK, AS, AZ, CA, FM, GU, HI, ID, MT, NV, OR, UT, WA, WY): Softening in some commercial real estate markets, deteriorating housing affordability, and increasing stress in the agricultural sector could adversely affect the quality of some real estate and farm loan portfolios.

APPENDIX E

CONTROL BANK TRANSACTIONS
ANNOUNCED IN 2001 AND
THE FIRST HALF OF 2002

COMMERCIAL BANKS				UNDER $1 BILLION IN ASSETS
CONTROL TRANSACTIONS ANNOUNCED IN 2001
Through December 31, 2001

									Acquiree
			Total	Price	Price	Deal	Price
		Number	Assets	Earnings	Book	Value	Assets	Eq/As	ROAA	ROAE
Transactions [1]		of Banks	$0	(x)	(x)	($MM)	(%)	(%)	(%)	(%)

2001 TOTAL

High			964.0	55.9	3.9100	339.4	37.13	28.58	2.57	30.15
Low			12.0	8.2	0.9680	1.4	7.54	4.79	0.38	1.84
Average		72	301.8	20.2	2.0687	60.3	19.96	9.73	1.14	12.51

2001 BY QUARTER

Quarter 1	*	12	279.7	20.1	1.8615	51.7	18.54	10.81	1.16	11.93
Quarter 2
Quarter 3
Quarter 4

2001 BY ASSETS

$0-$99.9 Million		10	56.5	30.2	1.8156	11.9	21.30	12.07	1.00	8.61
$100-$299.9 Million		37	196.9	20.4	2.1837	38.5	19.26	9.01	1.09	12.69
$300-$499.9 Million		11	373.4	15.2	2.1253	81.6	21.79	9.88	1.50	15.59
$500-$999.9 Million		14	698.1	16.5	1.9009	135.6	19.44	9.83	1.09	12.38

2001 BY EQUITY

4.00%-5.99%		4	448.3	10.8	1.8160	40.6	9.43	5.17	0.86	16.43
6.00%-7.99%		20	314.8	22.4	2.3774	65.9	19.53	7.26	1.03	14.04
8.00%-9.99%		26	303.1	18.2	2.1667	60.4	19.61	8.88	1.11	12.52
10.00%-11.99%		13	302.5	17.9	1.8592	61.8	19.77	10.75	1.25	11.64
Over 12.00%		9	203.3	28.6	1.5146	54.0	26.92	18.20	1.45	8.58

2001 BY ROAA

Under 0.75%		14	264.2	26.1	1.6892	37.5	16.10	9.62	0.58	7.42
0.75%-0.99%		19	334.7	23.5	1.9799	53.1	17.08	8.70	0.91	11.02
1.00%-1.25%		16	287.4	17.4	2.2760	65.3	20.66	8.64	1.14	13.84
1.26%-1.50%		11	283.5	17.0	2.1045	72.3	23.59	11.45	1.39	13.65
Over 1.50%		12	329.5	14.9	2.3427	80.5	24.79	11.36	1.94	17.96

COMMERCIAL BANKS			UNDER $1 BILLION IN ASSETS
CONTROL TRANSACTIONS ANNOUNCED IN 2002
Through July 7, 2002

								Acquiree
		Total	Price	Price	Deal	Price
	Number	Assets	Earnings	Book	Value	Assets	Eq/As	ROAA	ROAE
Transactions [1]	of Banks	$0	(x)	(x)	($MM)	(%)	(%)	(%)	(%)

2002 TOTAL

High		663.0	38.9	4.1480	158.5	31.12	13.36	2.09	23.72
Low		43.0	12.4	0.9650	4.8	8.88	6.26	0.16	2.14
Average	23	202.2	23.3	1.9633	40.0	17.55	9.29	0.96	10.64

2001 BY QUARTER

Quarter 1	12	279.7	20.1	1.8615	51.7	18.54	10.81	1.16	11.93
Quarter 2
Quarter 3
Quarter 4

2002 BY ASSETS

$0-$99.9 Million	6	61.2	24.2	1.4743	9.82	16.11	10.74	1.03	10.67
$100-$299.9 Million	12	162.8	23.1	1.9593	25.84	15.42	8.56	0.83	9.72
$300-$499.9 Million	3	383.7	24.7	2.4643	92.50	25.18	10.09	1.15	11.13
$500-$999.9 Million	2	589.5	19.9	2.7020	137.20	23.18	8.18	1.26	15.33

2002 BY EQUITY

4.00%-5.99%	na	na	na	na	na	na	na	na	na
6.00%-7.99%	10	241.7	26.0	2.2651	41.76	15.66	7.26	0.75	10.33
8.00%-9.99%	5	248.2	22.1	1.9918	58.66	18.37	8.86	1.23	13.97
10.00%-11.99%	4	125.0	15.9	1.5833	22.88	17.96	11.22	1.19	10.65
Over 12.00%	4	123.3	25.7	1.5530	29.63	20.85	12.98	0.94	7.23

2002 BY ROAA

Under 0.75%	6	156.8	32.1	1.5798	20.67	12.67	8.34	0.41	5.19
0.75%-0.99%	6	205.3	23.6	1.7745	40.00	17.06	9.57	0.86	9.53
1.00%-1.25%	6	199.8	20.5	2.4923	42.87	19.88	9.11	1.08	12.69
1.26%-1.50%	3	292.0	15.5	1.9447	65.77	20.11	10.07	1.43	14.39
Over 1.50%	2	201.5	16.4	2.1205	51.20	22.83	10.73	1.89	18.54

APPENDIX F

PUBLIC BANK STOCK MARKET DATA
(GUIDELINE COMPANIES)

PUBLIC BANK STOCKS
WILSHIRE MARKET DATA
30-Jun-02

		#	PRICE/	PRICE/	CURRENT	DIVIDEND	MARKET
		OF	EARNING	BOOK	YIELD	PAYOUT	CAP	ROE	ROA
REGION		BANKS	RATIO	RATIO	(%)	(%)	($MM)	(%)	(%)

	UNDER	$2,000	MILLION MARKET CAPITALIZATION
West Coast		37	14.80	1.8349	1.01	14.79	243.99	12.09	1.06
South Central		65	15.22	1.7575	2.22	33.68	270.72	11.21	1.03
North East		64	15.04	1.9795	2.27	34.11	191.76	12.23	1.04
Mid West		90	14.52	1.8207	2.76	39.11	290.39	11.90	1.06
Central Plains		22	15.35	2.1263	1.55	23.19	493.09	12.29	0.99

	UNDER	$500	MILLION MARKET CAPITALIZATION
West Coast		32	14.43	1.7463	1.01	13.96	123.63	11.79	1.04
South Central		55	15.11	1.7226	2.18	32.81	121.80	11.16	1.03
North East		61	15.10	1.9448	2.21	33.51	154.95	11.94	1.03
Mid West		73	14.44	1.7219	2.70	37.64	108.77	11.29	1.00
Central Plains		13	13.97	1.8266	1.46	20.06	150.40	11.54	0.90

	UNDER	$100	MILLION MARKET CAPITALIZATION
West Coast		17	13.49	1.5837	0.77	10.01	42.95	11.07	0.94
South Central		36	14.24	1.4723	2.26	31.59	49.67	10.37	0.96
North East		29	14.31	1.5308	1.96	28.24	46.49	10.00	0.90
Mid West		48	13.36	1.4737	2.85	37.21	46.76	10.44	0.93
Central Plains		6	11.65	1.2179	1.66	18.99	52.43	8.98	0.73

ROE
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
0.00%	and up	278	14.91	1.8686	2.19	32.20	272.95	11.87	1.04
7.50%	and up	249	14.79	1.9494	2.29	33.41	296.82	12.58	1.09
10.00%	and up	199	14.75	2.0717	2.33	33.92	331.67	13.49	1.17
12.50%	and up	123	15.10	2.3222	2.22	33.03	384.83	14.92	1.25
15.00%	and up	44	14.55	2.5169	2.41	35.01	502.32	16.98	1.39

	UNDER	$500	MILLION MARKET CAPITALIZATION
0.00%	and up	234	14.74	1.7893	2.15	31.21	128.21	11.51	1.01
7.50%	and up	206	14.59	1.8745	2.26	32.46	139.29	12.30	1.07
10.00%	and up	160	14.49	1.9960	2.28	32.61	157.12	13.26	1.15
12.50%	and up	96	14.99	2.2554	2.16	31.95	181.82	14.69	1.23
15.00%	and up	30	14.93	2.5007	2.29	33.84	209.61	16.81	1.40

	UNDER	$100	MILLION MARKET CAPITALIZATION
0.00%	and up	136	13.74	1.4880	2.19	29.61	47.25	10.34	0.92
7.50%	and up	111	13.31	1.5721	2.38	31.18	50.38	11.39	0.99
10.00%	and up	76	12.90	1.6639	2.42	30.98	55.51	12.56	1.09
12.50%	and up	33	13.59	1.9980	2.29	30.16	63.42	14.55	1.21
15.00%	and up	9	12.71	2.1479	2.48	31.61	68.37	16.90	1.45

PUBLIC BANK STOCKS
WILSHIRE MARKET DATA
30-Jun-02
	#	PRICE/	PRICE/	CURRENT	DIVIDEND	MARKET
	OF	EARNING	BOOK	YIELD	PAYOUT	CAP	ROE	ROA
REGION	BANKS	RATIO	RATIO	(%)	(%)	($MM)	(%)	(%)

ROE AT LEAST	7.5%
West Coast	32	15.11	1.9518	1.09	15.97	274.37	13.07	1.15
South Central	57	14.99	1.8421	2.41	36.34	294.09	11.95	1.08
North East	57	14.80	2.0660	2.35	34.73	206.84	13.07	1.06
Mid West	82	14.34	1.8837	2.84	39.91	314.08	12.50	1.11
Central Plains	21	15.57	2.1779	1.50	23.00	515.30	12.56	1.00

ROE BETWEEN	7.5%	AND	10.0%
West Coast	6	14.91	1.4573	1.09	13.62	63.09	8.84	0.83
South Central	12	16.62	1.6239	2.51	41.09	295.86	9.36	0.84
North East	14	14.70	1.4432	1.69	25.10	53.61	8.79	0.69
Mid West	12	14.79	1.4040	2.97	41.25	63.78	8.93	0.81
Central Plains	5	12.88	1.3162	1.66	21.12	480.07	9.18	0.81

ROE AT LEAST	10.0%
West Coast	26	15.15	2.0658	1.09	16.51	323.13	14.04	1.23
South Central	45	14.55	1.9002	2.38	35.08	293.62	12.65	1.15
North East	43	14.83	2.2687	2.56	37.87	256.73	14.46	1.18
Mid West	69	14.29	1.9759	2.82	39.67	361.28	13.19	1.18
Central Plains	16	16.41	2.4472	1.45	23.59	526.30	13.61	1.06

ROE BETWEEN	10.0%	AND	12.5%
West Coast	8	16.14	1.8068	0.75	12.86	347.16	11.24	0.93
South Central	26	14.25	1.6591	2.56	36.90	245.20	11.20	1.10
North East	8	14.81	1.9230	2.97	43.30	199.32	11.17	0.90
Mid West	31	13.53	1.5663	2.90	39.77	233.69	11.16	1.09
Central Plains	3	13.17	1.7033	1.15	15.39	225.87	10.89	0.73

ROE AT LEAST	12.5%
West Coast	18	14.71	2.1810	1.24	18.13	312.46	15.29	1.36
South Central	19	14.97	2.2302	2.13	32.58	359.89	14.63	1.22
North East	35	14.83	2.3478	2.47	36.63	269.85	15.21	1.24
Mid West	38	14.91	2.3101	2.75	39.59	465.36	14.86	1.25
Central Plains	13	17.15	2.6188	1.52	25.48	595.63	14.24	1.14

PUBLIC BANK STOCKS
WILSHIRE MARKET DATA
30-Jun-02

		#	PRICE/	PRICE/	CURRENT	DIVIDEND	MARKET
		OF	EARNING	BOOK	YIELD	PAYOUT	CAP	ROE	ROA
REGION/STATE		BANKS	RATIO	RATIO	(%)	(%)	($MM)	(%)	(%)

WEST COAST
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
California		30	14.62	1.8220	0.96	13.37	249.32	12.36	1.05
Hawaii		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
Oregon		4	13.75	1.8394	1.58	24.06	143.22	12.23	1.22
Washington		5	15.47	1.8397	2.10	29.46	197.57	10.99	1.11

SOUTH CENTRAL
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
Alabama		5	13.65	1.7174	3.30	44.13	511.70	11.98	1.01
Arkansas		1	17.82	1.6559	2.25	40.17	302.01	9.06	0.82
Florida		7	17.14	2.2057	1.62	28.10	263.43	11.48	0.94
Georgia		10	14.21	1.6283	2.07	30.38	80.10	10.76	0.98
Kentucky		4	16.00	1.8127	2.59	40.29	184.78	11.05	1.05
Louisiana		2	14.12	1.6880	2.52	37.22	630.82	11.79	0.93
Mississippi		6	15.24	1.9901	2.93	43.61	726.49	12.37	1.28
Missouri		6	13.62	1.5693	1.72	24.25	174.85	11.01	0.90
North Carolina		9	15.68	1.6372	2.61	40.88	310.27	10.36	1.09
South Carolina		7	16.19	1.5534	1.20	21.42	201.23	9.52	0.94
Tennessee		1	23.36	2.0120	2.70	62.96	79.50	8.61	0.69
Virginia		11	14.07	1.5795	2.58	35.12	54.34	11.55	1.06

NORTH EAST
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
Connecticut		3	14.60	1.4473	1.68	25.49	40.86	7.27	1.10
Delaware		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
DC		1	12.87	2.0216	3.42	44.04	38.29	15.31	1.62
Maine		4	15.29	1.8119	2.68	41.58	132.57	11.75	1.13
Maryland		8	17.07	1.8896	1.92	33.61	218.36	10.00	0.74
Massachusetts		15	13.99	1.6074	2.21	32.02	154.18	10.91	0.93
New Hampshire		1	10.34	1.1873	3.58	36.99	34.69	10.70	0.63
New Jersey		15	15.60	2.2572	2.20	32.93	364.28	12.94	1.07
New York		18	14.86	2.2387	2.30	34.00	268.01	14.67	1.17
Rhode Island		1	17.95	2.9175	2.36	42.42	308.70	13.38	0.96
Vermont		2	14.82	2.4021	3.07	45.16	554.03	15.94	1.47

PUBLIC BANK STOCKS
WILSHIRE MARKET DATA
30-Jun-02

		#	PRICE/	PRICE/	CURRENT	DIVIDEND	MARKET
		OF	EARNING	BOOK	YIELD	PAYOUT	CAP	ROE	ROA
REGION/STATE		BANKS	RATIO	RATIO	(%)	(%)	($MM)	(%)	(%)

MID WEST
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
Illinois		16	14.03	1.8370	2.16	29.35	315.10	11.99	1.01
Indiana		10	14.81	1.7520	2.80	42.41	394.03	11.65	0.97
Iowa		2	11.71	1.4089	2.04	19.61	36.52	12.41	0.75
Michigan		14	14.30	1.7931	2.34	31.56	272.62	11.19	1.00
Minnesota		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
Ohio		14	16.26	1.9817	3.12	49.45	375.47	12.23	1.07
Pennsylvania		32	14.70	1.8549	3.01	42.78	263.04	12.06	1.15
West Virginia		4	12.71	1.7133	2.73	36.67	452.99	12.32	1.20
Wisconsin		2	12.06	1.5487	3.04	37.03	164.03	11.98	0.86

CENTRAL PLAINS
	UNDER	$2,000	MILLION MARKET CAPITALIZATION
Arizona		2	15.79	2.1962	1.13	17.27	131.13	12.24	0.93
Colorado		3	15.75	1.8751	0.84	14.14	113.12	10.76	0.89
Idaho		1	10.71	1.0426	2.55	27.27	26.79	6.73	0.67
Kansas		3	12.56	1.3521	1.21	15.44	459.81	10.37	0.80
Montana		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
Nebraska		1	14.11	1.4143	1.28	18.00	1,155.58	9.89	0.83
Nevada		2	14.46	2.1732	0.68	10.38	488.51	11.75	0.74
New Mexico		1	15.38	2.2279	1.54	23.67	127.06	13.95	0.98
North Dakota		1	14.49	2.9414	2.91	42.22	1,040.21	18.24	1.13
Oklahoma		2	13.01	1.7655	1.67	21.74	266.32	13.17	0.99
South Dakota		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
Texas		9	17.42	2.6025	1.66	27.35	627.38	13.29	1.13
Utah		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00
Wyoming		0	0.00	0.0000	0.00	0.00	0.00	0.00	0.00